UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

ADTRAN, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00738A106

(CUSIP NUMBER)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 00738A106
1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LINDA JONES SMITH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

1,983,273(1)
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

2,056,368(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,056,368(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%(3)
12.	TYPE OF REPORTING PERSON

IN

(1) Includes 1,970,773 shares owned by LJS GRAT LLC, of which the Reporting Person is Manager, and is Settlor of the LJS GRAT October 2012-1, which is its sole member.  Also included are 12,500 shares of Common Stock owned by the Linda and Mark Smith Family Foundation, for which the Reporting Person is Grantor and Director.

(2) Includes 1,970,773 shares owned by LJS GRAT LLC, of which the Reporting Person is Manager, and is Settlor of the LJS GRAT October 2012-1, which is its sole member.  Also included are 12,500 shares of Common Stock owned by the Linda and Mark Smith Family Foundation, for which the Reporting Person is Grantor and Director, and 73,095 shares of Common Stock owned directly by Mark Clay Smith.

(3) Based on 62,670,966 shares issued and outstanding at October 22, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

SCHEDULE 13G

CUSIP No. 00738A106

Item 1.	(a).	Name of Issuer:

ADTRAN, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

901 Explorer Boulevard Huntsville, AL 35806-2807

Item 2.	(a).	Name of Persons Filing:

Linda Jones Smith, as manager of LJS GRAT LLC (the "LLC") with respect to the shares of Common Stock owned by the LLC; and as Grantor and Director with respect to the shares of Common Stock owned by the Linda and Mark Smith Family Foundation (the "Foundation").

	(b).	Address of Principal Business Office or, if None, Residence:

c/o Smith Asset Management Co. 200 Clinton Avenue, Suite 805 Huntsville, AL 35801

	(c).	Citizenship or Place of Organization:

United States

	(d).	Title of Class of Securities:

Common Stock

	(e).	CUSIP Number:

00738A106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Exchange Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

	(i)	☐ Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 00738A106

Item 4.	Ownership.

(a) Amount beneficially owned:

Ms. Smith may be deemed the beneficial owner of 2,056,368 shares of Common Stock.  Ms. Smith may be deemed to have shared voting and dispositive power over 1,970,773 shares of Common Stock owned by the LLC. Ms. Smith may be deemed to have shared voting and dispositive power over 12,500 shares of Common Stock owned by the Foundation.  Ms. Smith also may be deemed to have shared dispositive power over 73,095 shares of Common Stock owned directly by Mark Clay Smith.  Ms. Smith disclaims beneficial ownership of the shares of Common Stock held by the LLC, by the Foundation and by Mr. Smith except to the extent of her pecuniary interest therein and the filing of this report is not an admission that Ms. Smith is the beneficial owner of those securities.

(b) Percent of Class:

3.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1,983,273

(iii) Sole power to dispose or direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,056,368

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

The members of the group are Mark Clay Smith and Linda Jones Smith.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 00738A106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013
/s/ Jamison K. Wagner
(Signature)

Jamison K. Wagner by power of attorney for Linda Jones Smith
(Name/Title)